Exhibit 8.1

List of Principal Subsidiaries as of December 31, 2021

Subsidiary	Jurisdiction	Short Name

Enel Distribución Chile S.A.	Chile	Enel Distribution
Enel Generación Chile S.A.	Chile	Enel Generation
Enel Green Power Chile S.A.	Chile	EGP Chile
Enel Transmisión Chile S.A.	Chile	Enel Transmission
Geotérmica del Norte S.A.	Chile	Geotérmica del Norte
Pehuenche S.A.	Chile	Pehuenche